January 24, 2020

Alison White

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. White:

On November 29, 2019, Advisers Investment Trust (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 80 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933 (the “1933 Act”). The Amendment was filed pursuant to Rule 485(a)(1) under the 1933 Act to update the principal investment strategy of the River Canyon Total Return Bond Fund (the “Fund”). On January 6, 2020, you provided oral comments and the Registrant filed response on January 21, 2020. On January 22, 2020, you provided an additional oral comment. The following is a summary of our understanding of your comment and the response from the Trust.

General

1.

Comment: Your response to Comment 5 stated that the Fund values derivatives based on exposure to the underlying reference assets, which are counted towards the Fund’s 80% policy. The staff disagrees with this approach. Our view is that the 80% test under Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) is asset-based and the Registrant should value derivatives using market value rather than market exposure in determining compliance with the 80% test. Please revise your response to comply with this position or explain why you disagree.

2.

Response: The Registrant respectfully disagrees with the staff’s position. For purposes of determining compliance with Rule 35d-1 under the 1940 Act, a fund may account for a derivative position by reference to either its mark-to-market value or its notional value. Prior SEC guidance indicates that a fund may use a derivative contract’s notional value when it determines that the notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its name. In the adopting release for Rule 35d-1, the Commission states:

We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. Rule 35d-1(a)(2). In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket. (emphasis added).1

[1]	Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001) at n. 13

January 24, 2020

In the same release, the Commission further acknowledged that it is appropriate to consider exposure to underlying assets in determining compliance with Rule 35d-1 when it stated, this time with respect to repurchase agreements, that:

We note that, for purposes of applying the 80% investment requirement, an investment company may “look through” a repurchase agreement to the collateral underlying the agreement (typically, government securities), and apply the repurchase agreement toward the 80% investment requirement based on the type of securities comprising its collateral.2

The Registrant believes that using notional amount may provide the truest measure of exposure to an asset class. For example, an index fund tracking the S&P 500 could hold all 500 stocks in appropriate amounts so that the fund would be expected to track the S&P 500 index. This portfolio configuration (Configuration #1) would be consistent with Rule 35d-1. In the alternative, an S&P 500 fund could hold cash and an appropriate notional amount of S&P 500 futures. At the outset, the mark-to-market value of the futures would be zero. This portfolio configuration (Configuration #2) would be inconsistent with Rule 35d-1 if a mark-to-market approach is used. However, if a notional value approach is used, Configuration #2 would be consistent with Rule 35d-1. That is because both the stock portfolio approach and the futures approach would produce returns that would be expected to track the S&P 500 index. For these reasons, the Registrant believes that a notional value approach may provide the truest measure of conformity with the principles of Rule 35d-1.

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If you have any questions concerning this response, please contact the undersigned at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	Barbara Nelligan

Toni Bugni

Rodney Ruehle

Doug Anderson

[2]	Id.